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March 8, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julie Sherman
Al Pavot
Benjamin Richie
Loan Lauren Nguyen

Re:	SHL Telemedicine Ltd.

Amendment No. 1 to Draft Registration Statement on Form 20FR12B

Submitted February 13, 2023

CIK No. 0001166834

Ladies and Gentlemen:

On behalf of SHL Telemedicine Ltd. (“SHL” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Comment Letter from the Staff, dated February 28, 2023 (the “Comment Letter”), with respect to Amendment No. 1 to Draft Registration Statement on Form 20-FR12B (“Draft Amendment No. 1”) confidentially submitted to the Commission by the Company on February 13, 2023. Concurrently with this response letter, the Company is publicly filing with the Commission via EDGAR its Registration Statement on Form 20-FR12B (the “Form 20-F”), which has been revised to reflect the Company’s responses to the Comment Letter.

For ease of review, we have set forth below each of the Staff’s numbered comments contained in the Comment Letter in bold italics type followed by the Company’s responses thereto. Page references in the Staff’s numbered comments below are to the page numbers contained in the Comment Letter corresponding to Draft Amendment No. 1. Page references in the Company’s responses below correspond to the page numbers in the Form 20-F.

United States Securities and Exchange Commission

March 8, 2023

Overview, page 23

1.	We note your disclosure on page 25 regarding SHL’s SmartHeart solutions’ benefits. Please provide the basis for your first three claims or clarify, if true, that such claims in the first paragraph on page 24 are based on results from clinical studies.

Response: The Company respectfully acknowledges the Staff’s comments and supplementally advises the Staff that these claims are based on the results of several clinical studies conducted by SHL’s leading medical advisor, a professor of cardiology and head of the Tel Aviv Medical center cardiac intensive care unit, that were published in leading medical journals, regarding subscribers to the Company’s cardiac patient monitoring services using the Company’s mobile 12 lead electrocardiogram (ECG) technology, of which SmartHeart is the latest generation. The Company is supplementally including links to certain of the publications of the clinical studies in footnote 11. In addition, the Company has revised the disclosure with respect to these claims on page 26 under the heading “SHL’s Geographic Operations—United States” in Item 4. Information on the Company of the Form 20-F to indicate that such claims are based on such clinical studies.

Impact of COVID-19 on Our Business and Operations, page 38

2.	We note your response to prior comment 5. We also note the disclosure that the COVID-19 pandemic provided opportunities for the company to position itself for future growth with increased demand for telemedicine services. If material, revise to balance your disclosure by noting the on-going changes to COVID-19 and potential demand for in-person services. As applicable, revise to include related risk factor disclosure.

Response: The Company respectfully acknowledges and has complied with the staff’s comment by revising the disclosures on page 39 of the Form 20-F to indicate that while the COVID-19 pandemic has subsided, enabling the resumption of in-person activities and interactions, the Company believes that demand for telehealth services is likely to continue to grow, albeit slower than it did in early 2020 following the increased adoption of telemedicine services brought on by the COVID-19 pandemic. In addition, the Company has moved the cross-reference to the COVID-19 risk factor to the end of the discussion under the heading entitled “COVID-19 pandemic impacts” on page 39 of the Form 20-F to provide a more balanced presentation.

3.	We note the risk factor disclosure that there “remain increased risks of cyberattacks on information technology systems used in remote working environments” and “increased privacy-related risks due to remote processing of health-related personal information.” Please revise to:

•	disclose whether the company has been the target of a cyberattack and the impact of such an attack;

•	update your risks characterized as “potential” if you have experienced a cyberattack and include steps taken to mitigate the threat of a future cyberattack; or

•	clarify that the company has not previously been the target of a cyberattack.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by revising and updating the disclosure in the risk factor entitled “We may encounter data security and privacy risks” on page 12 under the heading “Risk Factors” in Item 3. Key Information of the Form 20-F to indicate that like other companies, the Company has been the subject of cyberattacks in the past. The Company has also revised the disclosure in this risk factor to indicate that it expects to be subject to additional cyberattacks in the future and that although cyberattacks have not had a material adverse impact on the Company to date and the Company has invested, and continues to invest, in improved cybersecurity processes and technology designed to protect against such attacks, it may not be able to prevent future breakdowns or breaches of its systems and it may not be able to prevent such events from having a material adverse effect on its business, financial condition, results of operations or reputation. The Company has also added a cross-reference to this risk factor in the risk factor entitled “The ongoing COVID-19 pandemic continues to present operational, health, labor, logistics and other challenges, and it is difficult to assess the ultimate impact of the COVID-19 pandemic on our business, financial condition and cash flows” on page 6 under the heading “Risk Factors” in Item 3. Key Information of the Form 20-F.

1 The following are links to publications of certain of the clinical studies: https://pubmed.ncbi.nlm.nih.gov/19199844/; https://pubmed.ncbi.nlm.nih.gov/25046174/; https://pubmed.ncbi.nlm.nih.gov/9218386/; https://pubmed.ncbi.nlm.nih.gov/7737210/

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

United States Securities and Exchange Commission

March 8, 2023

Financial Arrangements, page 52

4.	Given that the options have all expired as of February 16, 2023, please update this disclosure to discuss the ultimate outcome of these financial instruments i.e. the number of options exercised, the number of shares issued, and the amount of proceeds received. Also, please provide pro forma data on page 3 if there was a material impact on total equity.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by updating the disclosures on page 52 and to include a capitalization table reflecting the Company’s capitalization as of June 30, 2023 on an actual basis and as adjusted to give pro forma effect to the option exercises on page 52 under the heading “Financial Arrangements” and in Item 3. Key Information on page 3 of the Form 20-F.

Seller Put Option, page 54

5.	Please expand your disclosure to clearly explain to readers how the $10.2 million “gross liability” is presented in the financial statements. Please use terminology other than “liability” if the entire obligation is not actually classified as a liability on your Balance Sheets. Disclose also the qualitative economic and market factors that support your conclusion that a put option exercisable for an estimated $10.2 million has a fair value of zero at June 30, 2022. Further, please tell us where the applicable accounting policy you selected is disclosed in the financial statements. The accounting policy should clearly quantify the amounts that are deducted from the “Put option to non-controlling interests, net” and “Call option to non-controlling interests, net” Balance Sheet accounts.

Response: The Company respectfully acknowledges the Staff’s comment and has complied with the Staff’s comment by changing the term “gross liability” to “gross amount of cash outflow,” revising the disclosure on page 54 in the Form 20-F to explain how the $10.2 million “gross amount of cash outflow” is presented in the financial statements and explaining why the fair value of the put option could have a fair value close to zero when the gross cash outflow is $10.2 million on page 54 under the heading entitled “Sellers Put Option” of the Form 20-F.

The Company supplementally advises the Staff that the applicable accounting treatment is described in the consolidated financial statements as of December 31, 2021 included in the Form 20-F in the following notes:

•	Note 2b – “Consolidated financial statements” - Includes a description of the accounting for non-controlling interests.

•	Note 5b – “Acquisition of Subsidiaries” – Includes a description of the measurement of non-controlling interests with a reference to Note 18g in respect of the fair value of the put and call options.

•	Note 18g – “Fair value” – Includes a description of the fair value measurement of the put and call options.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

United States Securities and Exchange Commission

March 8, 2023

The Company further supplementally advises the Staff that the Monte Carlo option pricing model calculates the fair value of the put option and call option simultaneously based on the outcomes of multiple scenarios. For every scenario in the Monte Carlo model, only one of the instruments receives value since the put and call option cannot be exercised simultaneously. The put option can be exercised initially, and the call option can be exercised only if the put option is not exercised. Accordingly, the Company believes that disclosure in the financial statements of the gross amount of the put option and call option would confuse the reader as to the possibility of a separate exercise of the two options. Therefore, the disclosure of the net fair value of the put option and call option is the weighted average of the put option and call option for all scenarios.

Intellectual Property, page 55

6.	We acknowledge your revised disclosure and reissue Comment #10, in part. Please revise to provide the certain type of patent protection provided by the specified jurisdiction. For example, please clarify whether they are design, plant, provisional, or utility patents.

Response: The Company respectfully acknowledges and has complied with the Staff’s comments by revising the disclosure in the patent table under the heading “Intellectual Property” on page 55 of the Form 20-F to clarify that these patents are utility patents.

Inventory, page F-3

7.	We understand that your $5 million inventory balance at June 30, 2022 is entirely classified as a current asset even though product sales for the period were less than $700,000. Given the materiality of this item to your current assets, please tell us the actual dollar amount of June 30, 2022 inventory that you have subsequently sold and whether negative margins were incurred.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the amount of inventory sold over the 6 month period from July 1, 2022 through December 31, 2022 was approximately $550,000, and no negative margins were incurred for such sales.

The Company further supplementally advises the Staff that as described in the Company’s Letter to the Staff dated February 13, 2023, responding to the Staff’s comments to the Company’s initial confidential submission of the Form 20-F, the Company is engaged with leading healthcare companies in the US market for the distribution and sale of its SmartHeart product. During the first half of 2022, the Company entered into additional new agreements with CTS (CVS Clinical Trials Services division) and Henry Schein. CVS operates over 10,000 pharmacies across the US and its CTS division provides clinical trial services to large pharmaceutical companies with high volumes of participants, and Henry Schein has over 400 sales representatives visiting their customers regularly. Based on the Company’s negotiations, discussions and implementation processes with such large customer organizations, it believes that the successful implementation of its agreements with these large customers and organizations will lead to a significant increase in sales of its SmartHeart product, as each one of these companies, by itself, has the capability and infrastructure to deliver such an increase in sales of its SmartHeart product. The Company is also in the process of negotiating additional agreements with other leading healthcare companies in the US and believes that its entry into agreements with additional leading organizations with significant market reach will further contribute to a significant increase in sales of its SmartHeart product. In addition, the Company is planning to commence the sale of SmartHeart products directly to consumers via a prescription, which it believes should result in the sale of much larger quantities than were sold historically.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

*           *           *

United States Securities and Exchange Commission

March 8, 2023

We hope that the foregoing responses, together with the revisions contained in the Form 20-F, are responsive to the Staff’s comments. Please do not hesitate to contact the undersigned, Scott R. Saks, of Norton Rose Fulbright US LLP, counsel to the Company, at (212) 318-3151 or at scott.saks@nortonrosefulbright.com, or my partner, Sheldon G. Nussbaum, at (212) 318-3254 or at sheldon.nussbaum@nortonrosefulbright.com with any questions or comments or if you require any further information or it would otherwise facilitate the Staff’s review.

Very Truly Yours

By:	/s/ Scott R. Saks
Scott R. Saks

cc:	Erez Nachtomy (SHL Telemedicine Ltd.)

Amir Hai (SHL Telemedicine Ltd.)

Sheldon G. Nussbaum (Norton Rose Fulbright US LLP)

Amelia Zhang (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.